                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1 (b) (c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2 (b)
                                (Amendment No. )*

                              deltathree.com, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                Class A common stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   24783N 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
  / /         Rule 13d-1(b)
  / /         Rule 13d-1(c)
  /X/         Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                                                 13G                                                    Page 2 of 10
Cusip No. 24783N 10 2
---------- ------------------------------------------------------------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS
           RSL Communications, Ltd.


           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
           N/A
---------- ------------------------------------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                   (a)  |_|

                                                                                                   (b)  |_|
---------- ------------------------------------------------------------------------------------------------------------------------
    3      SEC USE ONLY

---------- ------------------------------------------------------------------------------------------------------------------------
    4      CITIZENSHIP OR PLACE OF ORGANIZATION

           Bermuda
--------------------------------------- ------ ------------------------------------------------------------------------------------
                                          5    SOLE VOTING POWER

              NUMBER OF
                SHARES
             BENEFICIALLY
               OWNED BY
                 EACH
              REPORTING                        19,569,459
                PERSON
                 WITH
                                        ------ ------------------------------------------------------------------------------------
                                          6    SHARED VOTING POWER

                                               None
                                        ------ ------------------------------------------------------------------------------------
                                          7    SOLE DISPOSITIVE POWER

                                               19,569,459
                                        ------ ------------------------------------------------------------------------------------
                                          8    SHARED DISPOSITIVE POWER

                                               None
---------- ------------------------------------------------------------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH Reporting person

           19,569,459
---------- ------------------------------------------------------------------------------------------------------------------------
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                                                               / /
---------- ------------------------------------------------------------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           68.7%




---------- ------------------------------------------------------------------------------------------------------------------------
   12      TYPE OF Reporting person*

           CO, HC
---------- ------------------------------------------------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!



                                                                 13G
Cusip No. 24783N 10 2
---------- ------------------------------------------------------------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           Ronald S. Lauder
---------- ------------------------------------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                   (a)  |_|

                                                                                                   (b)  |_|

---------- ------------------------------------------------------------------------------------------------------------------------
    3      SEC USE ONLY

---------- ------------------------------------------------------------------------------------------------------------------------
    4      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------------------------- ------ ------------------------------------------------------------------------------------
                                          5    SOLE VOTING POWER

              NUMBER OF
                SHARES
             BENEFICIALLY
               OWNED BY
                 EACH
              REPORTING
                PERSON                         5,000
                 WITH
                                        ------ ------------------------------------------------------------------------------------
                                          6    SHARED VOTING POWER

                                               19,569,459

                                        ------ ------------------------------------------------------------------------------------
                                          7    SOLE DISPOSITIVE POWER

                                               5,000
                                        ------ ------------------------------------------------------------------------------------
                                          8    SHARED DISPOSITIVE POWER

                                               19,569,459
---------- ------------------------------------------------------------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH Reporting person

           19,574,459
---------- ------------------------------------------------------------------------------------------------------------------------
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                                                               / /


                                  Page 4 of 10



---------- ------------------------------------------------------------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           68.7%

---------- ------------------------------------------------------------------------------------------------------------------------
   12      TYPE OF Reporting person*

           IN
---------- ------------------------------------------------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1.

         (a)      Name of Issuer:

                  deltathree.com, Inc.

         (b)      Address of Issuer's Principal Executive Offices:

                  430 Park Avenue
                  Suite 500
                  New York, New York 10022

Item 2.

         (a)      Name of Person Filing:

                  This Schedule 13G is being filed by RSL Communications, Ltd. ("RSL COM") and Ronald S. Lauder ("Lauder"), in his capacity as (a) controlling shareholder of RSL COM and (b) an individual shareholder of the Issuer.

          (b)     Address of Principal Business Office or, if none, Residence:

                  The address for each of the reporting persons is:

                  RSL COM:
                  Clarendon House
                  Church Street
                  Hamilton HM CX Bermuda

                  Lauder:
                  767 Fifth Avenue, Suite 4200
                  New York, New York 10153

         (c)      Citizenship:

                  RSL COM:  Bermuda
                  Lauder:   United States

         (d)      Title of Class of Securities:

                  This Schedule 13G is being filed with respect to shares of Class A Common Stock, par value $0.001 per share (the "Class A Common Stock") of the Issuer which are beneficially owned by RSL COM and Lauder.

         (e)      CUSIP Number.

                  24783N 10 2

Item 3.           Not applicable.


Item 4.           Ownership

         (a) Amount Beneficially Owned: As of December 31, 1999, each of the reporting persons may be deemed to be the beneficial owner of the following number of shares:

                  RSL COM: 19,569,459 shares of Class B common stock, par value $.001 per share (the "Class B Common Stock"). Each share of Class B Common Stock is convertible into one share of Class A Common Stock.

                  Lauder: 19,574,459, which consists of the 19,569,459 shares of Class B Common Stock beneficially owned by RSL COM and 5,000 shares of Class A Common Stock beneficially owned by Lauder. Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Lauder expressly declares that the filing of this statement shall not be construed as an admission that he is, for the purposes of Section 13(d) and/or
                  Section 13(g) of the Exchange Act, the beneficial owner of any securities covered by this statement.

          (b) Percent of Class: The number of shares of which RSL COM and Lauder may be deemed to be the beneficial owner constitutes approximately 68.7% and 68.7%, respectively of the total number of shares outstanding as of December 31, 1999. As of December 31, 1999, the Issuer had outstanding 8,909,302 shares of Class A Common Stock and 19,569,459 shares of Class B Common Stock. The amount beneficially owned by the reporting persons assumes that the shares of Class B Common Stock owned by RSL COM were converted into shares of Class A Common Stock.

         (c)      Number of shares as to which such person has

                  (i)      sole power to vote or to direct the vote:
                           RSL COM:  19,569,459
                           Lauder:   5,000

                  (ii)     shared power to vote or to direct the vote:
                           RSL COM:  None
                           Lauder:   19,569,459

                  (iii)    sole power to dispose or to direct the disposition
                           of:
                           RSL COM:  19,569,459
                           Lauder:   5,000

                  (iv)     shared power to dispose or to direct the disposition
                           of:
                           RSL COM:  None
                           Lauder:   19,569,459

Item 5.           Ownership of Five Percent or Less of a Class.

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of
                  securities, check the following [   ].

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  Not applicable.

Item 8.           Identification and Classification of Members of the Group.

                  Not applicable.

Item 9.           Notice of Dissolution of Group.

                  Not applicable.

Item 10.          Certification.

                  Not applicable.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:   February 2, 2000


                                                  RSL COMMUNICATIONS, LTD.


                                                  By /s/ Avery S. Fischer
                                                     -----------------------
                                                     Name:   Avery S. Fischer
                                                     Title:  Vice President of
                                                             Legal Affairs


                                                  RONALD S. LAUDER

                                                  /s/ Ronald S. Lauder
                                                  --------------------------


         Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

         The undersigned hereby agree that the statement on Schedule 13G dated December 31, 1999 with respect to the Class A Common Stock of deltathree.com, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

This Agreement may be executed in counterparts, each of which shall for all purposes be deemed to be an original and all of which shall constitute one and the same instrument.

Date: February 2, 2000



                                                     RSL COMMUNICATIONS, LTD.


                                                     By /s/ Avery S. Fischer
                                                        ------------------------
                                                         Name:  Avery S. Fischer
                                                         Title: Vice President
                                                                of Legal Affairs


                                                     RONALD S. LAUDER

                                                     /s/ Ronald S. Lauder
                                                     --------------------------